Mail Stop 3561

November 14, 2008

Mr. Yijun Wang
Chairman, CEO, and President
Jpak Group, Inc.
15 Xinghua Road
Qindao, Shandong Province
Postal Code 266401
People's Republic of China

> **Re:** **Jpak Group, Inc.**
> **Registration Statement on Form S-1/A**
> **Filed November 4, 2008**
> **Form 10-Q/A for the period ended March 31, 2008**
> **Filed November 4, 2008**
> **Form 10-Q/A for the period ended December 31, 2007**
> **Filed November 4, 2008**
> **Form 10-Q/A for the period ended September 30, 2007**
> **Filed November 4, 2008**
> **File No. 333-147264**

Dear Mr. Wang:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

S-1/A

Management's Discussion and Analysis or Plan of Operation

Recent Milk Scandal and Its Effect on JPak, page 17

1.   It appears from your disclosure that 45% of your sales are from dairy or dairy-related customers and management is currently evaluating the impact of the tainted milk powder. Please revise your disclosure to include the following:
    - The nature of the evaluation process and what has been done to date.
    - The current stage of your evaluation and what else needs to be done.
    - The probable or reasonably possible effects this scandal will have on your operations.
    - Results of your evaluation and what actions are being taken to minimize the impact on your operations.

Financial Statements

General

2.   Please note the updating requirements for the financial statements as set forth in Article 8-08 of Regulation S-X and provide a current dated consent of the independent accountants in any amendments.

Notes to Consolidated Financial Statements

Note 19 – Allocation of Proceeds from the Exercise of Series J Warrants, F-14

3.   We have reviewed your response to our prior comment three and the revised disclosure in Appendix B. Your response does not appear to address our comment, therefore it is being reissued in its entirety. Considering the Series A Convertible Preferred Stock and Series A and B warrants were issued on August 9, 2007 and are still outstanding at June 30, 2008, please revise your disclosure to discuss your accounting for the preferred stock issued with warrants.

Form 10-Q/A for the Period Ended March 31, 2008

Notes to Consolidated Financial Statements

Note 15 – Restatement to Reflect Correction of Accounting Errors, page 15

4.   Please revise your disclosure to include the effect of the correction of the accounting errors on your per share amounts. Please refer to paragraph 26(a) of SFAS 154 for further guidance.

Item 4. Controls and Procedures, page 29

5.   We have reviewed your response to our prior comment eight and note that your Chief Executive Officer and Chief Financial Officer have concluded that your disclosure controls and procedures as of March 31, 2008 are "deficient." Please revise to state in clear and unqualified language that your disclosure controls and procedures are either effective or ineffective. Please refer to Item 307 of Regulation S-K for further guidance.

Form 10-Q/A for the Period Ended December 31, 2007

Item 4. Controls and Procedures, page 29

6.   We have reviewed your response to our prior comment eighth and note your disclosure that your Chief Executive Officer and Chief Financial Officer have concluded that your disclosure controls and procedures as of December 31, 2007 are "deficient." Please revise to state in clear and unqualified language that your disclosure controls and procedures are either effective or ineffective. Please refer to Item 307 of Regulation S-K for further guidance.

Form 10-Q/A for the Period Ended September 30, 2007

Item 4. Controls and Procedures, page 22

7.   We have reviewed your response to our prior comment eighth and note your disclosure that your Chief Executive Officer and Chief Financial Officer have concluded that your disclosure controls and procedures as of September 30, 2007 are "deficient." Please revise to state in clear and unqualified language that your disclosure controls and procedures are either effective or ineffective. Please refer to Item 307 of Regulation S-K for further guidance.

Other Exchange Act Reports

8.   Please revise your other Exchange Act reports, as necessary, to comply with our comments.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact William Kearns at (202) 551-3727 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at (202) 551-3297 or Pamela Howell at (202) 551-3357 with any other questions.

                                                Sincerely,

                                                John Reynolds
                                                Assistant Director

cc: Louis Taubman, Esq.
        Fax: (212) 202-6380